Energy Future Holdings

1601 Bryan Street Dallas, Texas 75201-3411	T 214.812.4600 F 214.812.4607 www.energyfutureholdings.com

November 9, 2009

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention:	Mara Ransom
Mellissa Duru
H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-162327) of Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, EFIH Finance Inc. and Energy Future Competitive Holdings Company

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned registrants hereby request that the effective time of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Standard Time, on Tuesday, November 10, 2009, or as soon thereafter as is practicable.

The undersigned registrants hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Andy Wright of EFH Corporate Services Company, an affiliate of the undersigned registrants, at (214) 812-6038 or Rob Little of Vinson & Elkins L.L.P. at (214) 220-7931.

Very truly yours,

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ Anthony R. Horton
Name:	Anthony R. Horton
Title:	Senior Vice President and Treasurer

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/s/ Anthony R. Horton
Name:	Anthony R. Horton
Title:	Senior Vice President and Treasurer

EFIH FINANCE INC.

By:	/s/ Anthony R. Horton
Name:	Anthony R. Horton
Title:	Senior Vice President and Treasurer

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

By:	/s/ Anthony R. Horton
Name:	Anthony R. Horton
Title:	Senior Vice President and Treasurer